UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

DST Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-14036	43-1581814
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 West 11th Street Kansas City, Missouri	64105
(Address of principal executive offices)	(Zip Code)

Randall D. Young
Senior Vice President, General Counsel and Secretary
333 West 11th Street
Kansas City, MO 64105
Tel: (816) 435-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

DST Systems, Inc. (“DST”), through its former subsidiaries DST Output, LLC, DST Mailing Services, Inc., DST Output Services, Inc., DST Output East LLC, DST Electronic Solutions LLC, DST Output Canada ULC (all of which were divested on July 1, 2016) may be considered to have manufactured products to which certain Designated Minerals (as defined below) are necessary to the functionality or production of such products.

After exercising reasonable due diligence as required by Rule 13p-1 of the Securities Exchange Act of 1934, as amended, DST determined that tungsten, tin, tantalum and/or gold ore (the minerals) were used in one or more of its products, and were necessary to such product(s) functionality or production, but was unable to determine whether the minerals used originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo.

A copy of this Form SD and the accompanying Conflict Minerals Report may be found publicly on DST's internet website at: http://investors.dstsystems.com/filings.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Forward-Looking Statements

This Form SD and the Conflict Minerals Report filed as an exhibit hereto contain forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current matters are forward-looking statements. You can identify some of the forward-looking statements by use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants who responsibly source Conflict Minerals and political and regulatory developments, whether in the Democratic Republic of the Congo region, the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Item 1.02    EXHIBIT

The Conflict Minerals Report required by Item 1.01 of Form SD is filed as an exhibit to this Form SD.

Section 2 - EXHIBITS

Item 2.01    EXHIBITS

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 24, 2017		DST Systems, Inc. (Registrant)
	By:	/s/ Randall D. Young
Randall D. Young
Senior Vice President, General Counsel and Secretary